CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~AH 7/22/2003

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03051821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salyn Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61-52 77TH Street
(No. and Street)

Middle Village (City) NY (State) 11379 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas McCarthy 718 478-0878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rossello, Joseph A.
(Name – *if individual, state last, first, middle name*)

4250 Sunrise Highway Room #5 Massapequa, NY 11758
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 25 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED JUN 30 2003 WASH. D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salyn Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES M. POLLIO
Notary Public, State of New York
NO. 01PO5050306
Qualified in Nassau County
Commission Expires Oct 10, 2005

Notary Public

Signature

FINANCIAL PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALYN SECURITIES, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE FISCAL YEAR ENDED

MARCH 31, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
SECTION

SALYN SECURITIES, INC.

CONTENTS

J.R. Financial services, Inc.

Joseph Rossello, CPA

4250 Sunrise Highway, Suite #5
Massapequa, New York, 11758
PHONE (516) 798-8262

Board of Directors
Salyn Securities, Inc.
New York, New York

I have audited the accompanying Financial and Operational Combined Uniform Single Report (FOCUS) Part IIA of Salyn Securities, Inc. as of March 31, 2003, which includes the statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provision under Rule 15c3-3, and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the FOCUS Part IIA based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial and Operational Combined Uniform Single Report Part IIA referred to above presents fairly, in all material respects, the financial position of Salyn Securities, Inc. as of March 31, 2003, and the results of their operations, changes in ownership equity, and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the FOCUS Part IIA taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of FOCUS Part IIA, and, in my opinion, is fairly stated in all material respects in relation to the FOCUS Part IIA taken as a whole.



JOSEPH A. ROSSELLO, CPA

Massapequa, New York
May 1, 2003

SALYN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

	Allowable	Non – Allowable	Total
Cash and cash equivalents	$ 113,422	$ -0-	$ 113,422
Due from other brokers	-0-	17,000	17,000
Total Assets	$ 113,422	$ 17,000	$ 130,422

LIABILITIES AND STOCKHOLDERS' EQUITY

	Allowable	Non – Allowable	Total
Accounts payable and accrued expenses	$ 3,500	$ -0-	$ 3,500
Total Liabilities	3,500	-0-	3,500
Stockholders' Equity			
Preferred Stock-no par value, 4,500 shares authorized, 450 shares issued and outstanding			450
Common stock-voting $1 par value 50,000 shares authorized 4,050 shares issued and outstanding			4,050
Paid-in capital			243,604
Retained earnings			(121,182)
Total Stockholders' Equity			126,922
Total Liabilities and Stockholders' Equity			$ 130,422

The accompanying notes are an integral parts of these statements.

SALYN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER
S.E.C. RULE 15c3-1
AT MARCH 31, 2003

Credit factors:		
Capital stock		$ 450
Preferred stock		4,050
Paid-in capital		243,604
Retained earnings		(121,182)
Total Credit Factors		126,922
Debit factors:		
Advances	17,000	
Total Debit Factors		17,000
Net Capital		109,922
Less: Minimum net capital requirements (Rule 15c3-1)		5,000
Excess Net Capital		$ 104,922

Capital Ratio:

Aggregate Indebtedness	$ 3,500	=	3.18%
Net Capital	109,922		

SALYN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2003

Income:	
Commission income	$ 426,573
Dividend Income	1,590
Gain on sale of assets	29,989
Income From Operations	458,152
Expenses:	
Advertising	676
Bank charges	32
Commissions	167,295
Depreciation & amortization	1,737
Donations	19
Dues & subscriptions	350
Equipment rental	350
Fees & registrations	2,495
Finance charges	2,973
Insurance	3,211
Legal & Professional	98,213
Miscellaneous other taxes	309
Office & sundry expense	937
Office & broker salaries	51,627
Payroll taxes	1,677
Postage & delivery	512
Professional fees	57,000
Repairs	588
Reimbursed expenses	(924)
Stock quotes service	247
Telephone	3,206
Utilities	1,552
Total Operating Expenses	394,082
Net Income	$ 64,070

The accompanying notes are an integral part of these statements.

SALYN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED
MARCH 31, 2003

	Common Sotck	Preferred Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance – 4/1/02	$ 450	$ 4,050	$ 327,149	($ 185,252)	$ 146,397
Net Income				64,070	64,070
Less: Distributions			(83,545)	-0-	(15,000)
Balance – 3/31/03	$ 450	$ 4,050	$ 243,604	($ 121,182)	$ 126,922

The accompanying notes are an integral part of these statements.

SALYN SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE FISCAL YEAR ENDED MARCH 31, 2003

NONE

The accompanying notes are an integral part of these statements.

SALYN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED
MARCH 31, 2003

Cash Flows From Operating Activities:

Net Income	$ 64,070
Adjustments To Reconcile Net (Loss) to Net Used in Operating Activities:	
Depreciation	1,737
Changes in assets (increase) decrease:	
Accounts receivable	49,396
Due from others	(17,000)
Invesments	143,940
Other assets	51,607
Changes in liabilities increase (decrease):	
Accrued expenses	1,934
Total Adjustments	231,614
Net Cash Provided by Operating Activities	295,684
Capital Distribution	(83,545)
	212,139
Decrease in long-term debt	(100,000)
Purchase of fixed assets	(500)
Net Increase in Cash	111,639
Cash, Beginning of Period	1,783
Cash, End of Period	$ 113,422

See accompanying notes to financial statements.

SALYN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 1 - Summary of Significant Accounting Policies

Business Activity

Salyn Securities, Inc. is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c 3-3 (k) (2) (b) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

Basis of Accounting

The Company reports its activity on the accrual basis of accounting. Under this method customers security transactions are recorded on the settlement date with related commission income and expenses recorded on the trade date. Security transactions of the Company are recorded on the trade date basis. Expenses are recorded when incurred.

Market (Fair) Value

Marketable securities are valued at their current market value. Securities not readily marketable are valued at their fair value as determined by the Board of Directors. The resulting difference between cost and market (fair value) is included in income in the period incurred.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Use of Estimates

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

SALYN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 – 1). At March 31, 2003, the Company had net capital of $109,922, which was $104,922 in excess of its required net capital of $5,000. The capital ratio was 3.18%.

SUPPLEMENTARY INFORMATION

SALYN SECURITIES, INC.
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION
AT MARCH 31, 2003

Total Net Capital, Unaudited	**$ 113,422**
Audit Adjustments	**(3,500)**
Total Net Capital, Audited	**$ 109,922**

J.R. Financial services, Inc.

Joseph Rossello, CPA

4250 Sunrise Highway, Suite #5
Massapequa, New York, 11758
PHONE (516) 798-8262

Report on Internal Control

Board of Directors
Salyn Securities, Inc.
New York, NY

In planning and performing my audit of the financial statements of Salyn Securities, Inc. for the fiscal year ended March 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Latinvalley Securities, LLC that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3(k)(2)(b). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design, or, operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Joseph A Rossello
JR Financial Services, Inc.
Massapequa, NY
May 1, 2003